Deutsche Bank 4Q2015 results 28 January 2016 Exhibit 99.2

Group financial highlights In EUR bn, unless otherwise stated Group financial highlights Note:Figures may not add up due to rounding differences (1)Total noninterest expense excluding Restructuring & Severance, Litigation, impairment of goodwill and other intangibles and policyholder benefits and claims (1)

Quarterly Net Income Net income 4Q2015 vs. 4Q2014, in EUR m Revenues declined by 19% mainly driven by weak CB&S performance, MtM losses in NCOU and the sale of Cosmo in 4Q2014 Overall credit environment remains benign Costs increased mainly from higher Litigation and higher Restructuring and Severance Adjusted Cost slightly above 4Q2014 Higher tax benefit due to pre-tax losses in current quarter; however, tax benefit is lower than expected due to non-tax deductible Litigation charges Note: Comments refer to numbers excl. FX effects FX-adjusted deltas(1): (882) (108) 136 176 (457) (8) (11) (432) (700) 390 Restr. & Sev. NCOU Adj. Cost (687) Policyh./ Impairm. Net Revenues Total delta including FX effects 245 0 43 84 24 5 (2) (333) (10) 16 (1) FX effects (1,475) (1,543) HXB (3) (2) Note: Figures may not add up due to rounding differences To exclude the FX effects the prior year figures were recalculated using the corresponding current year’s monthly FX rates Excludes impairment / valuation of Hua Xia Bank (HXB) stake Includes reversal of impairment and transaction-related valuation effects excluding FX effect(1)

Full year Net Income

Net income FY2015 vs. FY2014, in EUR m



FX-adjusted deltas(1):
1,691
(815)
37
250
302
184
215
185
148
(574)
(3,093)
172
874
107
(697)
(3,519)
(5,585)
(6,772)
FY 2014
CB&S
PBC(2)
GTB
AWM
NCOU
C&A
LLP
Adj. cost base
Restr. & Sev.
Litigation
Tax
Net FX effect
HXB(3)
Policyh./ Impairm.
FY 2015
Net Revenues
excluding FX effect(1)

	CB&S	PBC	GTB	AWM	NCOU	C&A	LLP	Adj. cost base	Restr. & Sev.	Litigation	Tax
FX effects	1,404	6	247	403	46	(5)	(7)	(1,646)	(17)	(154)	(123)
Total delta including FX effects	589	44	497	705	229	210	178	(1,498)	(590)	(3,247)	750

- FY2015 EUR 6.5 bn impact from impairment of goodwill and other intangibles and Hua Xia Bank stake
- Revenues slightly up excluding impairment of Hua Xia Bank
- Favourable LLP environment
- Adjusted cost improved with lower NCOU expenses and other cost saves, offset by increased regulatory spend and bank levies
- Increase in Litigation charges (EUR (3.1) bn)
- Lower tax charge, however, higher full year tax expense than expected due to significant non-tax deductible goodwill impairments and Litigation charges

Note: Comments refer to numbers excl. FX effects

Note: Figures may not add up due to rounding differences
(1) To exclude the FX effects the prior year figures were recalculated using the corresponding current year's monthly FX rates
(2) Excludes impairment / valuation of Hua Xia Bank (HXB) stake
(3) Includes impairment of stake and valuation effects

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28 January 2016
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Costs In EUR bn Note: Figures may not add up due to rounding differences Litigation includes “loan processing fees” according to new Adjusted Cost definition Impairments refer to Impairments of goodwill and other intangibles (3)Total noninterest expense excluding Restructuring and Severance, Litigation, impairment of goodwill and other intangibles and policyholder benefits and claims (4)To exclude the FX effects the prior year figures were recalculated using the corresponding current year’s monthly FX rates 0.1 Software Depre-ciation/ Impairment () Adjusted Cost(3) (2) (1) excluding FX effect(4) FX effects 0.0 0.0 0.3 Total delta including FX effects (0.1) 0.1 0.4 Noninterest expenses 4Q2015 vs. 4Q2014 Adjusted Cost FY2015 vs FY2014     FY2014 FX Adj(4) FY2015 FY2015 vs FY2014 FX Adj Compensation and Benefits ex Severance 12.9 13.0 1% IT Cost includes SW Depreciation/Impairment 3.6 3.7 3% Professional Service Fees 2.2 2.3 3% Occupancy includes Furniture & Equipment 2.1 1.9 (7)% Bank Levy / Deposit Protection Guarantee Schemes 0.6 0.9 50% Other 5.2 4.6 (12)% Adjusted Cost 26.6 26.5 (1)%

Litigation update

In EUR bn

Litigation reserves



4.8
5.5
30 Sep 2015
31 Dec 2015

- Settlements and resolutions have been achieved in 4Q2015 including:
  - US Sanction Violations (FED and NY State DFS) - USD 258 m
  - DoJ Tax Program for Swiss Banks
  - EC's CDS Antitrust Investigation and parallel US civil litigation

Contingent liabilities



2.6
2.2
30 Sep 2015
31 Dec 2015

- Includes possible obligations where an estimate can be made and outflow is more than remote but less than probable for significant matters
- Decrease from 3Q2015 to 4Q2015 primarily driven by provisions taken in certain matters as well as closure of proceedings

Mortgage repurchase demands/reserves(1)



In USD bn
Demands
Reserves
2.6
0.4
2.4
0.3
30 Sep 2015
31 Dec 2015

- Reserves treated as negative revenues in NCOU
- Reserve decrease from 3Q2015 to 4Q2015 was the result of payments made in 4Q2015 in connection with settlements reached in prior periods

(1) As of Dec. 31, 2015, Deutsche Bank has approximately USD 2.4 bn of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of USD 445 m (EUR 409 m) as of Dec. 31, 2015. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of USD 109 m (EUR 100 m) as of Dec. 31, 2015. The net provisions against these demands following deduction of such receivables were USD 336 m (EUR 308 m) as of Dec. 31, 2015.

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Tier 1 capital CRD4, fully loaded Events in the quarter Tier 1 capital In EUR bn Note:Figures may not add up due to rounding differences (1)Includes both DTAs on temporary differences and DTAs on unused tax losses/tax credits (1) CET1 capital down by EUR (2.8) bn, mainly driven by EUR (2.1) bn net loss EUR (0.5) bn higher DTA largely due to the net loss in the quarter EUR (0.4) bn “other”, principally higher deductions under the 10/15% rule as the threshold for Financial Sector Entity holdings and DTA came down given the loss in the quarter Common Equity Tier 1 Additional Tier 1 capital 4.6 4.6

RWA In EUR bn Events in the quarter RWA reduction of EUR (11) bn, key drivers: Credit Risk RWA decreased reflecting our de-risking efforts and reduced risk levels, partly offset by the increase in the applicable risk weight for Abbey Life from 100% to 370%, following ECB guidance in the context of harmonizing regulatory treatments across SSM-countries Market risk RWA declined due to reduction of securitisation inventory and lower overall risk levels Increase in Operational risk RWA driven by RWA inflation from recent internal and industry losses/settlements Signing of sale of 19.99% stake in Hua Xia Bank on Dec. 28, 2015 Pro-forma CET 1 ratio of ~11.7% as of Dec. 31, 2015; final impact subject to regulatory capital and capital composition at time of closing 11.5% 11.1% CET 1 ratio, fully loaded (1) 30 Sep 2015 31 Dec 2015 QoQ Change Therein FX CB&S 201 195 (6) 2 PBC 79 80 1 0 GTB 54 52 (2) 1 AWM 20 24 4 0 NCOU 41 34 (7) 1 Other 12 11 (0) 0 Total 408 397 (11) 3 Note:Figures may not add up due to rounding differences (1)Credit Valuation Adjustments

SREP Requirements – DB above required minimum levels Events in the quarter 294bps 177bps ECB notified DB of its Supervisory Review and Evaluation Process (SREP) requirement to maintain a Common Equity Tier 1 (CET 1) ratio of at least 10.25% on a phase-in (CRR/CRD 4) basis This requirement includes the capital conservation buffer does not include the G-SIB buffer (currently 2.0% for Deutsche Bank) to be phased-in over 4 years starting Jan. 01, 2016 leads to a 12.25% minimum once all buffers are phased-in in Jan 2019 CET 1 ratio CRR/CRD 4 subject to transitional rules per CRR/CRD 4 Signing of sale of 19.99% stake in Hua Xia Bank on Dec. 28, 2015 Pro-forma Jan. 01, 2016 CET1 ratio of ~12.9%, more than 200bps above SREP minimum CET 1 Ratio vs. SREP Requirements CRR/CRD 4 CET 1 Ratio, in % Buffer of Buffer of

Leverage exposure CRD4 Leverage exposure development, in EUR bn Events in the quarter 30 Sep 2015 31 Dec 2015 QoQ Change Therein FX CB&S 802 807 5 15 PBC 264 265 1 0 GTB 214 197 (17) 2 AWM 76 78 2 1 NCOU 59 41 (18) 1 Other 5 7 1 0 Total 1,420 1,395 (25) 19 (1) 3.6% 3.5% CRD4 Leverage ratio, fully loaded Note:Figures may not add up due to rounding differences Continued strong de-leveraging in the quarter of EUR 44 bn on an FX neutral basis, principally in derivatives Full year 2015 de-leveraging of EUR ~130 bn on an FX neutral basis ~10bps decline in the leverage ratio over the quarter entirely due to the impact of lower capital

Segment results

Corporate Banking & Securities

Income before income taxes


In EUR m
1,439
829
319
323
644
1,200
(2,726)
(1,153)
2,909
(2,035)
1Q 2Q 3Q 4Q
2014
1Q 2Q 3Q 4Q
2015
FY 2014
FY 2015

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	FY 2014	FY 2015
CVA / **DVA / FVA**	3	(111)	(166)	(25)	(226)	213	51	(167)	(299)	(128)
Restructuring and Severance	(56)	(42)	(23)	(50)	(50)	(35)	(55)	(88)	(172)	(227)
Litigation	18	(259)	(304)	(42)	(1,161)	(266)	(1,027)	(335)	(586)	(2,790)
Impairments	0	0	0	0	0	0	(2,168)	0	0	(2,168)

Key features

In EUR m	**4Q15**	4Q14	4Q15 vs. 4Q14	**FY15**	FY14	FY15 vs. FY14
Net Revenues [(1)]	**2,079**	2,961	(30)%	**14,219**	13,629	4%
Prov. for credit losses	**(115)**	(9)	n.m.	**(265)**	(103)	158%
Noninterest exp.	**(3,117)**	(2,627)	19%	**(15,963)**	(10,593)	51%
IBIT	**(1,153)**	323	n.m.	**(2,035)**	2,909	n.m.
CIR	**150%**	89%	61 ppt	**112%**	78%	35 ppt
Post-tax RoE [(2)]	**(10.1)%**	2.9%	(13) ppt	**(4.2)%**	7.4%	(12) ppt
Post-tax RoTE [(3)]	**(11.2)%**	3.4%	(15) ppt	**(4.9)%**	8.7%	(14) ppt

- FY2015 revenues rose driven by favourable foreign exchange movements, as higher S&T revenues were partially offset by lower Origination & Advisory revenues
- 4Q2015 CB&S revenues lower y-o-y reflecting a challenging trading environment
- 19% increase in costs primarily driven by higher Litigation costs, foreign exchange movements and regulatory costs
- Excluding Litigation and goodwill impairment, FY2015 CIR of 77%

Note: Figures may not add up due to rounding differences
(1) 4Q2015 revenues include four valuation adjustment items totaling EUR 167 m loss (loss of EUR 25 min 4Q2014). First, EUR 49 m CVA loss from RWA mitigation efforts (loss of EUR 18 m in 4Q2014). Second, EUR 146 m loss relating to a refinement in the calculation of IFRS CVA (nil in 4Q2014). Third, EUR 31 m DVA loss (gain of EUR 7 m in 4Q2015). Fourth, EUR 59 m FVA gain (loss of EUR 15 m in 4Q2014) including a gain of EUR 58 m due to a refinement in the calculation methodology (nil in 4Q2014).
(2) Based on average active equity
(3) Based on average tangible shareholder's equity

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28 January 2016
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Sales & Trading revenues

Revenues

Debt S&T, in EUR m



10%
7,391
6,747
(16)%
2,406
1,804
1,411
1,125
2,617
2,113
1,714
947
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY
FY
2014
2015
2014
2015

Equity S&T, in EUR m



6%
2,917
3,091
(28)%
767
698
726
725
1,009
975
587
520
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY
FY
2014
2015
2014
2015

Key revenue features

Debt Sales & Trading revenues

— FY2015 revenues higher y-o-y driven by favourable foreign exchange movements coupled with strong FX and Rates performance

— 4Q2015 FX in line y-o-y reflecting solid client activity and ongoing market volatility

— Rates significantly higher y-o-y driven by increased client activity in Europe

— RMBS significantly lower y-o-y reflecting ongoing market challenges

— Credit Solutions lower y-o-y vs a strong 4Q2014

— EM Debt higher y-o-y despite challenging markets and our exit from Russia

Equity Sales & Trading revenues

— FY2015 revenues higher y-o-y driven by favourable foreign exchange movements, a strong 1H and good performance in Asia

— 4Q2015 Cash Equities lower y-o-y on lower client activity

— Equity Derivatives significantly lower y-o-y driven by lower client activity exacerbated by challenging risk management in certain areas

— Prime Finance higher y-o-y benefiting from increased client balances

Note: 4Q2015 Sales and Trading revenues include three valuation adjustment items totaling EUR (136) m loss, of which EUR (135) m loss was included in Debt S&T and EUR (1) m loss was included in Equity S&T. First, EUR (49) m CVA loss from RWA mitigation efforts (EUR (42) m loss in Debt S&T, EUR (7) m loss in Equity S&T). Second, EUR (146) m loss in Debt S&T relating to a refinement in the calculation of IFRS CVA. Third, EUR 59 m FVA gain (EUR 53 m gain in Debt S&T, EUR 6 m in Equity S&T), including a gain of EUR 56 m due to a refinement in the calculation methodology.

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Origination & Advisory Advisory Origination Origination & Advisory Note:Rankings and market share refer to Dealogic fees; figures may not add up due to rounding differences Overall Origination and Advisory market share declined in FY2015 partially reflecting lower risk appetite, particularly in Leveraged Finance 4Q2015 revenues down 43%, reflecting lower activity across origination and advisory markets and lower market share in certain segments Advisory FY2015 M&A market share declined y-o-y driven by Americas and EMEA, partly offset by increase in APAC 4Q2015 revenues lower y-o-y driven by Europe reflecting weaker deal volume as some delayed by market conditions Equity Origination FY2015 revenues down y-o-y reflecting a lower fee pool in H2 4Q2015 revenues lower y-o-y due to increased market volatility and a relatively strong 4Q2014 Debt Origination 4Q2015 revenues significantly lower y-o-y reflecting reduced market activity and lower risk tolerance #2 in global High Yield and #3 in global Loans in FY2015

Note: Figures may not add up due to rounding differences Based on average active equity Based on average tangible shareholders’ equity Litigation includes “loan processing fees” according to new ACB definition 3Q2015 includes Goodwill /other intangible impairment of EUR 3.6 bn and impairment of Hua Xia Bank stake of EUR 0.6 bn; 4Q2015 Includes reversal of impairment and transaction-related valuation effects of Hua Xia Bank Private & Business Clients FY2015 IBIT significantly impacted by impairments and Restructuring and Severance FY2015 revenues broadly flat excluding impairment of Hua Xia Bank stake 4Q2015 revenues impacted by stake valuation and other transaction effects relating to Hua Xia Bank. Lower Deposit revenues (due to ongoing low interest rate environment) partly offset by sustained revenue growth in Credit products 4Q2015 noninterest expenses impacted by Restructuring and Severance expenses as well as a software write-off of EUR 131 m Lower loan loss provisions reflecting portfolio quality and the benign economic environment

Private & Business Clients: Profit by business unit Income before income taxes, in EUR m Therein HXB equity pick-up: 95 110 104 110 123 143 144 112 62(5) (505)(4) : 110(3) (2) 4Q2015 IBIT significantly impacted by restructuring costs of EUR 0.6 bn and a software write-off of EUR 0.1 bn. Continued growth in credit product revenues 4Q2015 IBIT impacted by negative Hua Xia stake valuation/transaction-related effects. In Europe, stable revenues and higher costs (mainly regulatory-driven) 4Q2015 IBIT significantly impacted by severance costs of EUR 0.1 bn. Credit products with continued strong growth Contains the major core business activities of Postbank AG as well as BHW and norisbank Excludes EUR (0.6) bn Hua Xia Bank stake impairment Excludes EUR (49) m Hua Xia stake valuation/transaction-related effects Net IBIT of Hua Xia after EUR (649) m stake impairment Net IBIT of Hua Xia after EUR (49) m stake valuation/transaction-related effects

Note: Figures may not add up due to rounding differences Based on average active equity Based on average tangible shareholders’ equity Trade Finance and Cash Management Corporates Institutional Cash and Securities Services The Banker, Transaction Banking Awards 2015, Oct 2015 Euromoney Cash Management Survey 2015, Oct 2015 Global Transaction Banking Global Transaction Banking FY2015 pre-tax profit increased 25% to EUR 1.4 bn driven by good business development in still difficult environment FY2015 revenues increased 12% supported by favourable foreign exchange movements Solid 4Q2015 revenue development; volumes in TF/CMC(3) and ICSS(4) holding up predominantly in the Americas and EMEA LLP increase mainly due to specific cases in Trade Finance Despite adverse FX impact, non-interest expenses decreased mainly due to lower litigation and performance-related expenses ‘Best Transaction Bank from Europe’(5), No.1 Best Cash Manager for Financial Institutions’(6) and ‘No.1 Cash Management Provider for Corporates in Western Europe’(6)

Note: Figures may not add up due to rounding differences In EUR bn Based on average active equity Based on average tangible shareholders’ equity Partial reversal of an intangible write-down for Scudder Deutsche Asset & Wealth Management Deutsche Asset & Wealth Management (4) (4) FY2015 IBIT rose 23%; 4Q2015 IBIT was broadly flat y-o-y excluding Scudder effect of EUR 83 m in 4Q2014 FY2015 revenues up 15% reflecting asset inflows, increased business activity in Active, Passive, Alternatives and FX effects EUR 29 bn net new asset inflows in 2015; outflows in 4Q mainly in Germany and Americas and partially offset by EMEA inflows Noninterest expenses were up y-o-y in 4Q and FY2015. For the full year the increase was driven by higher revenue-related and compensation costs, FX and partially offset by cost savings Sale of US Private Client Services business announced to streamline WM in line with DB strategy, exp. closing in 3Q2016

Non-Core Operations Unit

Income before income taxes

In EUR m


(543)
(590)
(1,058)
(709)
(381)
(909)
(278)
(1,163)
(2,899)
(2,732)
1Q 2Q 3Q 4Q
2014
1Q 2Q 3Q 4Q
2015
FY 2014
FY 2015

Litigation

1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY 2014	FY 2015
(6)	(95)	(591)	(104)	(380)	(797)	(143)	(544)	(796)	(1,864)

Key features

In EUR m	4Q15	4Q14	4Q15 vs. 4Q14	FY15	FY14	FY15 vs. FY14
Net Revenues	**(304)**	152	n.m.	**401**	172	133%
Prov. for credit losses	**(19)**	(131)	(86)%	**(54)**	(259)	(79)%
Noninterest exp.	**(840)**	(731)	15%	**(3,079)**	(2,813)	9%
IBIT	**(1,163)**	(709)	64%	**(2,732)**	(2,899)	(6)%
RWA[1]	**34**	59	(41)%	**34**	59	(41)%
Total assets IFRS[2]	**27**	39	(30)%	**27**	39	(30)%

- Revenue includes MtM losses, partially offset by net gains from asset sales
- FY2015 Noninterest expenses excluding Litigation related charges were ~40% lower compared to FY2014, mainly due to Cosmo sale in 4Q2014
- Litigation remains a material driver of NCOU performance
- De-risking activity was the main driver of Balance Sheet reductions in 4Q2015:
  - RWA EUR ~7 bn
  - CRD4 Leverage Exposure EUR ~16 bn
  - IFRS assets EUR ~6 bn

Note: Figures may not add up due to rounding differences
(1) Fully loaded, in EUR bn
(2) In EUR bn

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Note:Figures may not add up due to rounding differences Valuation and Timing (V&T) reflects the effects from different accounting methods used for management reporting and IFRS Funding Valuation Adjustment (FVA) Charges reflected in 1Q2015 allocated to corporate Divisions over the course of the year Consolidation & Adjustments Consolidation & Adjustments Negative effects in 4Q2015 from V&T driven by a narrowing of DB’s own credit spreads, narrowing of the basis spread between EUR/USD, and finalization of methodology refinements Remaining includes negative impact of EUR 358 m Litigation costs related to infrastructure functions reallocated from CB&S to C&A, partially offset by positive FVA on uncollateralized intercompany derivatives as well as a methodology change in 4Q2015 4Q2015 positive impact from offset of divisional accruals of Bank Levies(3)

Outlook 2016 Consolidation & Adjustments Expect sufficient ADI capacity to service AT1 coupons Litigation will remain a burden, but expected to be below 2015 levels Restructuring and Severance charges of EUR ~1.0 billion in 2016 Cost pressure to be offset by savings, Adjusted Cost expected to be flat in 2016 2016 peak restructuring year CET1 ratio expected to decline slightly in 1Q2016, but increase steadily from there LLPs to increase in 2016 from historic low levels, DB exposure to energy sector “underweight” versus industry and biased towards investment grade or well secured exposures RWA reduction from NCOU likely offset by OpRisk, RWA expected to be flat in 2016

Appendix

Appendix: Table of Contents 24 P&L Details 33 NCOU Details 34 CRD4 – Leverage Exposure and Risk Weighted Assets 35 Loan book 36 Impaired loans 37 Value-at-Risk Funding Total Loss Absorbing Capacity (TLAC) 38 39 Invested assets 40 Group Headcount 43

Net revenues In EUR bn Net revenues Contribution to Group revenues ex Consolidation & Adjustments by business segment(1): (1)Figures may not add up due to rounding differences (2)Includes EUR 0.4 bn favorable FX movements

Provision for credit losses In EUR m 2014 2015 (1) (1) 2014 2015 246 250 269 369 218 151 1,134 956 Cost of Risk DB Group Cost of Risk Core Bank Cost of Risk(1) 207 CB&S 16 44 33 9 37 57 56 115 103 265 GTB 24 47 43 42 15 (12) 34 91 156 127 PBC 140 145 150 187 135 100 116 150 622 501 Note:Divisional figures do not add up due to omission of Deutsche AWM; figures may not add up due to rounding differences (1)Provision for credit losses annualized in % of total loan book; total loan book see page 35 380

Reported and adjusted costs
Noninterest expenses, in EUR bn



Compensation and benefits
Noninterest expenses excl. compensation and benefits
6.5
3.1
3.3
6.7
3.7
3.0
7.3
4.1
3.2
7.2
4.2
3.0
8.7
5.2
3.4
7.8
4.4
3.4
13.2
9.9
3.3
9.0
5.9
3.1
27.7
15.2
12.5
38.7
25.4
13.3
1Q
2Q
3Q
4Q
2014
1Q
2Q
3Q
4Q
2015
FY 2014
FY 2015

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	FY 2014	FY 2015
Adj. cost (in EUR m)	**6,280**	**6,045**	**6,248**	**6,380**	**6,914**	**6,516**	**6,210**	**6,811**	**24,953**	**26,451**
excludes:										
Impairment of Goodwill & Intangibles (1)	0	0	0	111	0	0	5,770	6	111	5,776
Litigation (2)	0	501	932	538	1,544	1,227	1,209	1,238	1,971	5,218
Policyholder benefits and claims	52	80	77	80	153	10	(29)	122	289	256
Restructuring and Severance	134	67	71	103	67	45	63	790	375	965
Cost / income ratio (reported)	77%	85%	93%	92%	84%	85%	180%	135%	87%	115%
Compensation ratio (reported)	40%	38%	41%	38%	33%	38%	45%	47%	39%	40%

Note: Adjusted Cost is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted Cost is calculated by adjusting noninterest expenses under IFRS for the excluded items mentioned above. Figures may not add up due to rounding differences.

(1) 4Q2014 includes recovery of goodwill and other intangibles of EUR 83 m and EUR ~200 m Maher impairment in NCOU; 3Q2015 includes goodwill and other intangibles impairment of EUR 5.8 bn in CB&S and PBC

(2) 2Q2014 – 4Q2014 include charges from loan processing fees (EUR 32 m 2Q2014, EUR 38 m 3Q2014, EUR 330 m in 4Q2014)

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New definition of "Adjusted Costs"
Noninterest expenses 2015, in EUR bn



38.7
38.7
Impairments / Policyholder benefits and claims(1)
6.3
6.0
Litigation(2)
5.2
5.2
CtA(3)
1.8
Restructuring & Severance
1.0
~3.5
Disposals(4)
Old adjusted cost
25.4
Adjusted Cost
26.5
~ 23.0
Future bank perimeter
2015 old definition
2015 new definition

In October 2015 we presented the new concept of "Adjusted Cost" with reduced carve-outs:

- Litigation cost
- Restructuring and Severance
- Impairments
- Policyholder benefits and claims

All other costs are included in Adjusted Cost. Restructuring and Severance are the most significant to achieve our cost savings.

(1) Impairments refer to Impairments of goodwill and other intangibles. The old definition also includes other disclosed cost specific items, which become part of adjusted costs under the new definition
(2) Includes loan processing fees recorded in PBC
(3) CtA includes other severance
(4) Executed and planned disposals, e.g. related to Postbank and NCOU operating assets

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4Q2015: IBIT detail 3Q2015: IBIT detail Note:Figures may not add up due to rounding differences (1)Includes EUR (49) m Hua Xia Bank reversal of stake impairment and other transaction related valuation effects

4Q2014: IBIT detail 3Q2014: IBIT detail Note:Figures may not add up due to rounding differences In EUR m IBIT reported CVA / DVA / FVA Restructuring and Severance Litigation Impairments CB&S 323 (25) (50) (42) 0 PBC 8 0 (86) (330) 0 GTB 247 0 (13) (18) 0 AWM 358 0 17 (13) 83 C&A 25 18 31 (30) 0 Core Bank 961 (7) (101) (433) 83 NCOU (709) (8) (1) (104) (194) Group 253 (15) (103) (538) (111) 4Q2014

FY2015: IBIT detail 9M2015 IBIT detail Note:Figures may not add up due to rounding differences (1)Includes impairment of goodwill and other intangibles; 3Q2015 impairment of goodwill and other intangibles of EUR (2.2) bn in CB&S and EUR (3.6) bn in PBC as well as EUR (649) m Hua Xia Bank stake impairment in PBC; includes EUR (49) m Hua Xia Bank reversal of stake impairment and other transaction related valuation effects

FY2014: IBIT detail 9M2014: IBIT detail Note:Figures may not add up due to rounding differences

Post-tax RoTE

In EUR m, unless otherwise stated

	CB&S		PBC		GTB		AWM		NCOU		C&A		Group	
	4Q15	4Q14	**4Q15**	4Q14	**4Q15**	4Q14	**4Q15**	4Q14	**4Q15**	4Q14	**4Q15**	4Q14	**4Q15**	4Q14
IBIT	(1,153)	323	(675)	8	347	247	274	358	(1,163)	(709)	(333)	25	(2,704)	253
Taxes	(408)	113	(239)	3	123	87	97	125	(412)	(248)	260	(268)	(579)	(189)
Net Income	(745)	210	(436)	5	224	161	177	233	(751)	(461)	(594)	293	(2,125)	441
Noncontrolling Interest	0	0	0	0	0	0	0	0	0	0	5	(4)	5	(4)
Net Income DB shareholders	(745)	210	(436)	5	224	161	177	233	(751)	(461)	(589)	290	(2,120)	438
Average Active Equity	29,520	28,979	12,882	15,514	7,752	6,725	8,256	6,951	5,693	8,155	0	0	64,104	66,324
Average Goodwill and other intangibles	2,799	3,977	1,736	4,096	1,078	922	5,438	4,837	451	827	(1,370)	147	10,132	14,808
Dividend Accrual	0	0	0	0	0	0	0	0	0	0	(194)	(3,276)	(194)	(3,276)
Average Tangible Shareholders' Equity	26,721	25,002	11,147	11,417	6,673	5,803	2,818	2,114	5,242	7,328	1,564	3,129	54,166	54,793
Post-tax RoTE (in %)	**(11.2)**	3.4	**(15.6)**	0.2	**13.4**	11.1	**25.2**	44.1	**N/M**	N/M	**N/M**	N/M	**(15.7)**	3.3

	FY15	FY14	**FY15**	FY14	**FY15**	FY14	**FY15**	FY14	**FY15**	FY14	**FY15**	FY14	**FY15**	FY14
IBIT	(2,035)	2,909	(3,291)	1,189	1,439	1,152	1,250	1,016	(2,732)	(2,899)	(729)	(251)	(6,097)	3,116
Taxes	(720)	1,018	(1,165)	416	509	403	443	356	(967)	(1,015)	2,575	247	675	1,425
Net Income	(1,315)	1,891	(2,126)	773	929	749	808	661	(1,765)	(1,884)	(3,304)	(498)	(6,772)	1,691
Noncontrolling Interest	0	0	0	0	0	0	0	0	0	0	(21)	(28)	(21)	(28)
Net Income DB shareholders	(1,315)	1,891	(2,126)	773	929	749	808	661	(1,765)	(1,884)	(3,326)	(526)	(6,794)	1,663
Average Active Equity	30,948	25,445	15,099	14,853	7,607	6,033	8,023	6,532	6,674	7,762	7	0	68,359	60,624
Average Goodwill and other intangibles	3,897	3,759	3,407	4,107	1,053	883	5,362	4,678	573	809	(383)	63	13,909	14,299
Dividend Accrual	0	0	0	0	0	0	0	0	0	0	(696)	(785)	(696)	(785)
Average Tangible Shareholders' Equity	27,051	21,686	11,693	10,746	6,554	5,151	2,662	1,854	6,100	6,953	1,087	722	55,146	47,111
Post-tax RoTE (in %)	**(4.9)**	8.7	**(18.2)**	7.2	**14.2**	14.5	**30.3**	35.6	**N/M**	N/M	**N/M**	N/M	**(12.3)**	3.5

Note: Post-tax return on average tangible shareholders' equity is calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders' equity. Net income (loss) attributable to Deutsche Bank shareholders is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. At the Group level, the post-tax return reflects the reported effective tax rate for the Group, which was 21 % for the three months ended December, 2015, and (75) % for the prior year's quarter. The tax rate was 11 % for the full year 2015, and 46 % for the prior year's comparative period. To calculate post-tax return for the segments, the applied tax rate was 35 % for the respective periods. At the Group level, tangible shareholders' equity is the shareholders' equity per balance sheet excluding goodwill and other intangible assets. Average tangible shareholders' equity for the segments is calculated by deducting average goodwill and other intangible assets from average active equity as allocated to the segments. C&A contains the dividend accrual.

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Investor Relations
4Q2015 results
28 January 2016
financial transparency.
32

NCOU IBIT components IBIT, in EUR m Note:Figures may not add up due to rounding differences (1)De-risking impact reported in LLPs are combined with revenues in the de-risking IBIT line (2)Litigation excludes Postbank related matters NCOU (2,899) (2,732) Asset Driven Portfolio Revenues De-risking IBIT(1) MtM/Other LLPs Costs Total Timing and size of potential impact difficult to assess Impact expected to decrease albeit not linked to asset profile (1,163) 113 43 (220) (13) (161) (238) (531) (115) (5) (120) Allocations & Other Items 994 179 (885) (301) (1,135) (1,148) 509 412 (77) (102) (643) 99 Allocated Costs Other Total Litigation(2) (531) (30) (561) (712) (478) (37) (514) (1,849) Reported IBIT Net IBIT expected to be impacted by accelerated wind down strategy Quarterly performance impacted by MtM volatility To be reported in a separate Postbank division in 2016 (274) (88) Postbank IBIT of which: PB Liabilities (477) (413) (467) (330) FY2014 FY2015 Comments/Outlook 4Q2015 Component

CRD4 – Leverage Exposure and Risk Weighted Assets Leverage Exposure vs. RWA(1) In EUR bn 250 64 64 (2) 31 Dec 2015 (3) CRD4 – Leverage Exposure RWA Note:Figures may not add up due to rounding differences; Dec 2014: NDTA, Loans, Cash and deposits for the leverage exposure are based on the IFRS consolidation circle RWA excludes Operational Risk RWA of EUR 89.9 bn Excludes any related Market Risk RWA which has been fully allocated to non-derivatives trading assets Lending commitments and contingent liabilities

Loan book In EUR bn Germany excl. Financial Institutions and Public Sector: 2014 2015 Note:Loan amounts are gross of allowances for loan losses. Figures may not add up due to rounding differences 186 185 185 188 184 184 186 184

Impaired loans(1) Period-end, in EUR bn Note:Figures may not add up due to rounding differences (1)IFRS impaired loans include loans which are individually impaired under IFRS, i.e. for which a specific loan loss allowance has been established, as well as loans collectively assessed for impairment which have been put on nonaccrual status (2)Total on-balance sheet allowances divided by IFRS impaired loans (excluding collateral); total on-balance sheet allowances include allowances for all loans individually impaired or collectively assessed (3)Impaired loans in % of total loan book (3) (3)

Value-at-Risk DB Group, 99%, 1 day, in EUR m Average VaR Stressed VaR(1) 4Q2014 4Q2015 Æ 46 Æ 50 Æ 111 Æ 109 Æ38 Æ 99 1Q2015 Æ 46 Æ 102 2Q2015 3Q2015 Æ 40 Æ 111 (1)Stressed Value-at-Risk is calculated on the same portfolio as VaR but uses a historical market data from a period of significant financial stress (i.e. characterized by high volatilities and extreme price movements)

Funding activities and profile Funding cost and volume development Funding profile well diversified 2015 recap: Funding plan fully completed Raised EUR 39 bn at average spread of 57(1) bps, ca. 40 bps inside interpolated CDS and average tenor of 6.3 years EUR 11 bn by public benchmark issuances / EUR 28 bn raised via issuance in retail networks and other private placements 2016: Funding plan of up to EUR 35 bn DB issuance spread, 4 week moving average, in bps(1) Issuance, in EUR bn As of 31 December 2015 74% from most stable funding sources Total: EUR 976 bn Total external funding increased by EUR 57 bn to EUR 976 bn (vs. EUR 919 bn as of Dec 2014) 74% of total funding from most stable sources (vs. 76% as of Dec 2014) Liquidity Reserves EUR 215 bn Note: Figures may not add up due to rounding differences (1)Over relevant floating index; AT1 instruments excluded from spread calculation

Total Loss Absorbing Capacity (TLAC)
DB well positioned to meet future TLAC requirements

- Final FSB term sheet requirements: higher of 16% RWAs (plus buffers) and 6% leverage exposure from 2019; higher of 18% RWAs (plus buffers) and 6.75% leverage exposure from 2022
- New German legislation ranks plain-vanilla senior debt below other senior liabilities in case of insolvency from 2017 onwards, with retroactive effect for all outstanding bonds
- CET1 and capital instruments (AT1/T2) of EUR 59 bn available to protect senior debtholders

Transitional TLAC requirement for DB (applicable from 2019)



RWA-based
Leverage-based
G-SIB buffer
2.0%
Capital Conservation buffer
2.5%
EUR 81 bn
EUR 84 bn
Additional TLAC requirement
8%
20.5%
6%
16% TLAC requirement
Tier 2
2.0%
AT1
1.5%
CET1
4.5%

Estimated available TLAC for DB



31 Dec 2015
Plain-vanilla senior debt(1)
Tier 2(2)
AT1/legacy Tier 1(2)
CET1
~EUR 110 bn
Surplus of ~EUR 26 - 28 bn

(1) Based on the new German legislation includes all non-callable plain-vanilla senior debt (including Schuldscheine and other domestic registered issuance) > 1 year, irrespective of issuer jurisdiction and governing law; assumes EUR 11.5 bn of legacy bonds under non-EU law without bail-in clause will be replaced over time (ca. EUR 1.6 bn outstanding in 2019 when TLAC enters into force)

(2) Instruments issued by DB AG or DB-related trusts with time to maturity or time to call > 1 year; nominal values

Deutsche Bank
Investor Relations
4Q2015 results
28 January 2016
financial transparency.
39

Regional invested assets – Deutsche AWM In EUR bn Regional invested assets - DeAWM In EUR bn Regional net new money – Deutsche AWM Note: Figures may not add up due to rounding differences

Client view invested assets – Deutsche AWM In EUR bn Invested assets by client type - Deutsche AWM In EUR bn Client view net new money - Deutsche AWM Note: Figures may not add up due to rounding differences 2Q2014 3Q2014 4Q2014 1Q2015 2Q2015 3Q2015 4Q2015 FY2015 Retail 4 7 2 8 9 1 (2) 15 Institutional 2 5 6 7 2 (5) (0) 4 Private Client 5 5 1 2 5 5 (1) 10 AWM 11 17 10 17 15 1 (4) 29 30 Jun 2014 30 Sep 2014 31 Dec 2014 31 Mar 2015 30 Jun 2015 30 Sep 2015 31 Dec 2015 31 Dec 2015 vs. 30 Sep 2015 Retail 255 267 272 310 338 308 327 19 Institutional 406 432 449 495 445 440 441 1 Private Client 294 307 317 354 351 340 350 9 AWM 955 1,006 1,039 1,159 1,135 1,089 1,118 29

Invested assets – PBC In EUR bn Invested Assets - PBC Note: Figures may not add up due to rounding differences

Group headcount Full-time equivalents, at period end Group headcount

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2015 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2015 Financial Data Supplement, which is accompanying this presentation and available at www.db.com/ir. Cautionary statements